UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2008

Commission File Number: 000-30134

CDC Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
   ☒  Form 20-F   ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐   Yes   ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Other Events.

On July 29, 2008, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of CDC Corporation (the “Company”) approved certain equity compensation arrangements with officers of the Company and/or its subsidiaries (each an “Officer” and collectively, the “Officers”). Additionally, on August 15, 2008, the Board ratified the actions of the Committee and approved certain additional equity compensation matters for the Company’s Chief Executive Officer, Mr. Peter Yip and/or his affiliates, as set forth below.

Management Compensation Matters (excluding Chief Executive Officer)

On July 29, 2008, the Committee approved an equity compensation arrangement under which certain Officers (excluding the Company’s CEO, Mr. Peter Yip) (each an “Eligible Management Holder”) were permitted to choose to either keep or cancel (in exchange for new grants as described below) outstanding options (“Options”) to purchase shares of the Company’s common stock (“Common Shares”) and/or stock appreciation rights (“SARs”) previously-granted to each such Eligible Management Holder under either the Company’s 1999 Stock Option Plan (the “1999 Plan”) or 2005 Stock Incentive Plan (the “2005 Plan”).

In the event an Eligible Management Holder elected to cancel a previously-granted Option and/or SAR (each an “Equity Incentive” and collectively, the Equity Incentives”) that was granted pursuant to an award agreement (each an “Agreement” and collectively, the “Agreements”): (i) the corresponding Agreement was terminated; and (ii) subject to the terms set forth below, in exchange for such Eligible Management Holder’s agreement to cancel the Equity Incentive, the Company granted such Eligible Management Holder new SARs (the “Management SARs”) on August 18, 2008 (the “New Grant Date”), in an amount equal to the number of Options and/or SARs such Eligible Holder agreed to cancel.

Each Management SAR was granted pursuant to the 2005 Plan and the following conditions:

•	Each Eligible Management Holder was required to continue his or her employment with the Company as of the New Grant Date.

•	Each Management SAR will vest in equal quarterly installments over three (3) years from the New Grant Date and will have an expiration date seven (7) years from the New Grant Date.

•	The exercise price of each Management SAR is equal to the fair market value of a Common Share on the New Grant Date.

•	If an Eligible Management Holder elected to cancel any Options or SARs from a specific Agreement, then all Options or SARs outstanding under that Agreement were required to be cancelled.

•

If an Eligible Management Holder elected to cancel Equity Incentives under an Agreement, such Eligible Management Holder forfeited all accrued rights under any such terminated Agreements as of the New Grant Date.

In the event that an Eligible Management Holder chose not to cancel his or her Equity Incentives pursuant to a particular previous grant, such Equity Incentives were not modified and remain effective pursuant to their original terms.

Accordingly, on August 18, 2008, 20,000 Options held by Officers (excluding those held by Mr. Yip and/or his affiliates), having an exercise price of $6.78, and 241,664 SARs held by Officers (excluding those held by Mr. Yip and/or his affiliates), having a weighted average exercise price of $7.22, were cancelled, and an aggregate of 261,664 Management SARs, each having an exercise price of $2.61 were issued to Officers (excluding Mr. Yip and/or his affiliates) in replacement thereof.

During 2007 and 2008, the Company granted certain Officers options to purchase shares of CDC Software Corporation, the Company’s wholly-owned subsidiary (“CDC Software Options”), in anticipation of a proposed initial public offering of the common stock of CDC Software Corporation. All of the CDC Software Options so granted would become exercisable only after a date which is six months after the effective date of a registration statement relating to such initial public offering. On July 17, 2008, the Company announced that it had filed to formally withdraw the registration statement relating to the initial public offering for CDC Software Corporation, and, therefore, none of the CDC Software Options have vested. As a result, on July 29, 2008, the Committee approved the cancellation of all outstanding CDC Software Options that were outstanding and held by Eligible Management Holders, subject to the replacement of such CDC Software Options with Replacement SARs (as hereinafter defined).

Accordingly, on July 29, 2008, all outstanding CDC Software Options held by Eligible Management Holders were cancelled, and SARs relating to the Company’s Common Shares were issued in replacement thereof (the “Replacement SARs”). Each Replacement SAR: (i) has an exercise price of $2.66; (ii) vests in equal quarterly installments over three (3) years, with a seven (7) year term; and (iii) will be subject to the Company’s receipt of such Eligible Management Holder’s written consent to cancel his or her CDC Software Options within thirty (30) days of the issuance of the Agreement for the Replacement SARs.

An aggregate of 340,000 CDC Software Options held by Officers (excluding Mr. Yip and/or his affiliates) having a weighted average exercise price of $17.25 per share were cancelled. An aggregate of 205,000 Replacement SARs were issued to Officers (excluding Mr. Yip and/or his affiliates) in replacement of the CDC Software Options.

On July 29, 2008, the Committee also approved the issuance of: (i) an aggregate of 525,000 SARs to existing Officers (excluding Mr. Yip and/or his affiliates) having an exercise price of $2.66 per share (the “Performance SARs”); and (ii) an aggregate of 230,000 SARs to recently-hired or existing promoted Officers of the Company (excluding Mr. Yip and/or his affiliates) having an exercise price of $2.66 per share (“New Hire and Promotion SARs”). The Performance SARs each have a seven (7) year term and vesting is based on the individual’s achievement of milestone objectives as established annually by the Company’s CEO. The New Hire and Promotion SARs each have a term of seven (7) years and the first third of such New Hire and Promotion SARs vest on the one year anniversary of issuance with the remaining two-thirds vesting in equal quarterly installments over the following two (2) year period.

CEO Compensation Matters

In April 2006, the Company’s CEO, Mr. Peter Yip, CDC Corporation Limited and Asia Pacific Online Limited (“APOL”) entered into an Executive Services (CEO) Agreement (the “CEO Services Agreement”) pursuant to which APOL agreed to provide the services of Mr. Peter Yip as the Company’s Chief Executive Officer and Vice Chairman. The CEO Services Agreement has an initial term of three years and is automatically renewable for successive terms of one year each. Pursuant to the CEO Services Agreement and in consideration for providing the services of Mr. Yip, the Company agreed to pay APOL cash remuneration of $1 per annum, as well as issue: (i) 2,400,000 Options at an exercise price of $3.99 per share, vesting in equal quarterly amounts over three (3) years (the “CEO Non-contingent Options”); and (ii) 2,399,999 Options at an exercise price of $3.99 per share, which would vest subject to the achievement of certain specified performance milestones (the “CEO Performance Options”).

The specified milestones contained in the CEO Services Agreement (the “Existing Performance Milestones”) relating to the CEO Performance Options are as follows:

•	a public listing of the Company’ s software related business on a recognized stock exchange outside of Hong Kong or China;

•	a listing of the Company’s China.com subsidiary outside of Hong Kong or moving China.com’s listing to the main board of the Hong Kong Stock Exchange;

•	a public listing of the Company’s online games business on a recognized stock exchange outside of Hong Kong or China;

•

a public listing of any other business acquired by the Company after the date of the CEO Services Agreement or the acquisition of at least 20% of a company listed on a recognized stock exchange outside of Hong Kong or China; and

•	a public listing of any of the Company’s other businesses on a recognized stock exchange outside of Hong Kong or China.

On July 29, 2008, the Committee approved (subject to full Board approval), and on August 15, 2008 the full Board approved, an equity compensation arrangement under which: (i) the Company’s CEO, Mr. Yip, could elect to cancel the CEO Non-contingent Options and the CEO Performance Options previously granted under the CEO Services Agreement and held by APOL; (ii) Mr. Yip could receive, in exchange for such cancellations, 2,400,000 new Options to replace the CEO Non-contingent Options (the “CEO Non-Contingent Replacement Options”) and 2,399,999 new Options to replace the CEO Performance Options (the “CEO Replacement Performance Options”), all issued under the 1999 Plan; and (iii) the CEO Services Agreement would be amended (a) to provide that the Existing Performance Milestones shall apply to the CEO Replacement Performance Options, and (b) to provide additional milestones upon which, when and if achieved, twenty percent (20%) of the CEO Replacement Performance Options shall vest in the Board’s sole discretion. Effective August 18, 2008, Mr. Yip elected to cancel the CEO Non-contingent Options and the CEO Performance Options previously granted and to receive the CEO Non-contingent Replacement Options and the CEO Replacement Performance Options in exchange therefore, on the terms established by the Board.

In connection with the foregoing actions, the Board authorized the preparation of an amendment to the CEO Services Agreement. All other terms and conditions contained in the CEO Services Agreement remain in effect and were not amended. The description of the CEO Services Agreement set forth above is qualified in its entirety by reference to such document.

Additionally, on July 29, 2008, the Committee also approved (subject to full Board approval), and on August 15, 2008 the full Board also approved, (i) an additional equity compensation arrangement under which Mr. Yip could elect to cancel an aggregate of 1,135,000 other Options held by him having a weighted average exercise price of $5.47 per share (the “Previously Granted Additional CEO Options”) and receive 1,135,000 new Options issued under the 1999 Plan to replace the Previously Granted Additional CEO Options so cancelled (the “CEO Additional Replacement Options”), as of the New Grant Date with an exercise price of $2.61 per share; and (ii) the cancellation of 330,000 CDC Software Options held by Mr. Yip and/or his affiliates that were unvested due to the cancellation of the CDC Software Corporation planned initial public offering, along with the issuance of an aggregate of 165,000 SARs in replacement thereof granted under the 2005 Plan (the “CEO Replacement SARs”) on the New Grant Date at an exercise price of $2.61 per share. The CEO Replacement SARs vest in equal quarterly installments over three (3) years from the New Grant Date and have an expiration date seven (7) years from the New Grant Date, and will be subject to the Company’s receipt of Mr. Yip’s written consent to cancel his CDC Software Options within thirty (30) days of the issuance of the Agreement for the CEO Replacement SARs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: August 21, 2008	By:	/s/ Timothy F. Coen
	Name:	Timothy F. Coen
	Title:	Senior Vice President and General Counsel